Filed by MOUNTAIN CREST ACQUISITION CORP. III

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-40418

Subject Company: MOUNTAIN CREST ACQUISITION CORP. III

ETAO International Group Announced Its Digital Insurance Business Aaliance Insurance Joined Hands with Alibaba and Tencent to Expand into the City-Wide Healthcare Insurance Market

NEW YORK, Nov. 1, 2022 /PRNewswire/ -- ETAO International Group ("ETAO") announced that Aaliance Insurance Brokers Co., Ltd. ("Aaliance Insurance"), one of the variable interest entities with which ETAO, through its subsidiaries, has joined hands with Alibaba and Tencent to expand into the city-wide healthcare insurance market. In March 2022, Aaliance Insurance entered into an insurance collaboration agreement with Ant Insurance, a division of Alibaba's Ant Financial, pursuant to which Aaliance Insurance will sell and distribute the insurance products on Ant Insurance's online platform. In September 2022, Aaliance Insurance entered into a strategic collaboration framework agreement with Tencent WeSure, a subsidiary of Tencent, pursuant to which Aaliance Insurance and Tencent WeSure will jointly expand the insurance distribution networks in various cities in China. ETAO and Aaliance Insurance expect that the relationships with Alibaba and Tencent would carry out extensive cooperation in technology platform, promotion and operation, intelligent customer service, health management, and specialty drug supply and claims service. The collaboration will first be implemented in Zaozhuang and Tai'an in Shandong province, Anyang in Henan province, Xiamen in Fujian province, Mianyang in Sichuan province and other prefecture-level cities. These pilot projects will expand extended services related to the city-wide health insurance business. Wensheng (Wilson) Liu, Chairman and CEO of ETAO stated, "We are thrilled about ETAO's strategic relationships with Ant Insurance and Tencent WeSure. With the support of the two Internet, E-Commerce and technology giants Alibaba and Tencent, ETAO would scale up the city-wide healthcare insurance service in China's market quickly. We hope that in turn would speed up the development and market penetration of ETAO's integrated healthcare services for Chinese customers."

Aaliance Insurance Logo

City-wide insurance integrates basic public healthcare insurance programs with commercially-offered insurance. It is a new supplemental health insurance model jointly promoted by the Chinese government, insurance companies and third-party platforms. It is unique in that once a municipal government signs on the program, all residents of that city or town will automatically be enrolled in the program. In 2015, the City of Shenzhen first launched the "Supplementary Medical Insurance for Major and Serious Diseases." Since 2020, city-wide healthcare insurance products have ushered in a period of rapid growth across the country. Due to the policy support and the increased awareness of people's health protection, the development of city-wide healthcare insurance became more important. The product has the attractive attributes of "two lows and one high," that is, low insurance thresholds, low premiums, and high-insured amounts. It has great potential to stimulate, fill and leverage the huge market of inclusive supplementary health insurance. As an inclusive and customized insurance that connects basic medical care and commercial health insurance, city-wide healthcare insurance is important for building China's multi-level medical insurance system because it aims at reducing and alleviating the pressure of medical expenses for the general public and the issue of lack of basic social security.

On January 27, 2022, ETAO signed a merger agreement with Mountain Crest Acquisition Corp. III ("MCAE"), a Delaware corporation and U.S. based special purpose acquisition company, as amended on June 7, 2022 and further on October 17, 2022.

About ETAO International Group

ETAO International Group ("ETAO"), a Cayman Islands company, aims to be the world's leading digital healthcare group providing telemedicine, hospital care, primary care, pharmacy, and health insurance covering all life stages of patients. "ETAO" brand means "Best Medical Way" with transformative medical care and unparalleled service. ETAO is a holding company incorporated in the Cayman Islands with no material operations. As a holding company with no material operations of its own, ETAO conducts substantially all of the operations through twelve variable interest entities ("VIEs") located in China, which have entered into a series of the VIE Agreements with certain indirect subsidiaries of ETAO. For accounting purposes, ETAO is the primary beneficiary of the VIEs' business operations through the VIE Agreements, which enable ETAO to consolidate the financial results in its consolidated financial statements under U.S. GAAP for eleven of the VIEs and for the one remaining VIE, in which ETAO does not own a majority interest, its financial statements will not be consolidated with the financial statements of ETAO. ETAO aims to provide best-in-class internet medical services, such as artificial intelligence and big data technologies, to improve health care delivery and quality in specialized clinics and hospital settings. ETAO's is in the process of building a platform that is seamlessly integrated based on its ability to combine technology and health sciences.

About Aaliance Insurance

Aaliance Insurance Brokers Co., Ltd. ("Aaliance Insurance") was established in 2010 and is headquartered in Shanghai. It is a national insurance brokerage company licensed by the China Banking and Insurance Regulatory Commission, mainly engaged in insurance, reinsurance brokerage and risk management consulting business. The company has been focusing on B2B comprehensive insurance services. On the basis of deeply and keenly grasping the ecosystem Aaliance Insurance has joined hands with channel partners to create a business model with scenario-based customized products, O2O online and offline three-dimensional customer services, in-depth vertical development, and the special industry insurance comprehensive service platform. In the beginning of 2021, ETAO acquired the majority equity interest in Aaliance Insurance, and fully supported the Aaliance's strategic direction to focus on the health insurance sector with urban Huimin Insurance as a means of acquiring customers. Aaliance Insurance undertook the "Tai'an Civil Insurance" project, participated in Shanghai and Linyi Huimin Insurance, established an interactive technology platform with millions of policyholders and users, and achieved substantial increase of insurance premiums.

About Mountain Crest Acquisition Corp. III

Mountain Crest Acquisition Corp. III (" Mountain Crest III") is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Mountain Crest III's efforts to identify a prospective target business are not limited to a particular industry or geographic region.

Important Information about the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, Mountain Crest III or one of its subsidiaries will file a registration statement on Form F-4 containing a proxy statement/prospectus (the "Registration Statement") with the Securities and Exchange Commission (the "SEC"). The Registration Statement will include a proxy statement to be distributed to holders of Mountain Crest III's common stock in connection with Mountain Crest III's solicitation of proxies for the vote by Mountain Crest III's shareholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to ETAO' stockholders in connection with the proposed business combination. After the Registration Statement has been filed and declared effective, Mountain Crest III will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the Registration Statement, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Mountain Crest III, ETAO and the proposed business combination. Additionally, Mountain Crest III will file other relevant materials with the SEC in connection with the business combination. Copies of these documents may be obtained free of charge at the SEC's web site at www.sec.gov. Securityholders of Mountain Crest III are urged to read the Registration Statement and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information. The information contained on, or that may be accessed through, the website referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Mountain Crest III and ETAO and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed business combination under the rules of the SEC. Securityholders may obtain more detailed information regarding the names, affiliations, and interests of certain of Mountain Crest III's executive officers and directors in the solicitation by reading Mountain Crest III's Registration Statement and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information about Mountain Crest III's directors and executive officers and their ownership of Mountain Crest III common stock is set forth in Mountain Crest III's prospectus related to its initial public offering dated May 17, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of that filing. Other information regarding the interests of Mountain Crest III's participants in the proxy solicitation, which in some cases, may be different than those of their stockholders generally, will be set forth in the Registration Statement relating to the proposed business combination when it becomes available. These documents can be obtained free of charge at the SEC's web site at www.sec.gov.

ETAO and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Mountain Crest III in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the Registration Statement for the proposed business combination.

Non-Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

Certain statements made in this press release are "forward-looking statements" within the meaning of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the parties' ability to close the proposed business combination and related transactions, the anticipated benefits of the proposed business combination, and the financial condition, results of operations, earnings outlook and prospects of Mountain Crest III and/or the proposed business combination and related transactions and may include statements for the period following the consummation of the proposed business combination and related transactions. In addition, any statements that refer to projections (including EBITDA, adjusted EBITDA, EBITDA margin and revenue projections), forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as "plan," "believe," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "project," "continue," "could," "may," "might," "possible," "potential," "predict," "should," "would" and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of Mountain Crest III and ETAO, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements including: risks related to ETAO's businesses and strategies; the ability to complete the proposed business combination due to the failure to obtain approval from Mountain Crest III's stockholders or satisfy other closing conditions in the definitive merger agreement; the amount of any redemptions by existing holders of Mountain Crest III's common stock; the ability to recognize the anticipated benefits of the business combination; other risks and uncertainties included under the header "Risk Factors" in the Registration Statement to be filed by Mountain Crest III, in the final prospectus of Mountain Crest III for its initial public offering dated May 17, 2021; and in Mountain Crest III's other filings with the SEC.

Media Contact:
Wilson Liu
347-306-5134
347222@email4pr.com

SOURCE ETAO International Group